                                                                    EXHIBIT 99.3

                      PROVISIONAL ALLOTMENT LETTER ("PAL")

IMPORTANT: THIS IS AN IMPORTANT AND VALUABLE DOCUMENT IN WHICH YOU ARE PROVISIONALLY ALLOTTED THE RIGHT TO SUBSCRIBE FOR NEW ORDINARY SHARES OF S$0.26 EACH ("NEW ORDINARY SHARES") IN THE CAPITAL OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD (THE "COMPANY"). THIS OFFER IS RENOUNCEABLE, PERMITTING YOU TO SELL YOUR PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES TO OTHERS. YOU SHOULD NOTE THAT ALL DEALINGS IN, AND TRANSACTIONS OF, THE PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES THROUGH THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED (THE "SINGAPORE EXCHANGE") WILL BE EFFECTED UNDER THE BOOK-ENTRY (SCRIPLESS) SETTLEMENT SYSTEM. ACCORDINGLY, THIS PAL WILL NOT BE VALID FOR DELIVERY PURSUANT TO TRADES DONE ON THE SINGAPORE EXCHANGE. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISER IMMEDIATELY. REFERENCES TO ALL TIMES HEREIN ARE TO SINGAPORE TIME.

Copies of this PAL, the Excess New Ordinary Shares Application Form (which forms an integral part of this PAL) and the prospectus supplement (to the prospectus dated March 19, 2001) issued in connection with the Rights Offering (the "Document") have been lodged with the Monetary Authority of Singapore (the "MAS"). The MAS assumes no responsibility for the contents of the Document. Lodgment of the Document with the MAS does not imply that the Securities and Futures Act 2001, No. 42 of 2001 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the merits of the New Ordinary Shares being offered or in respect of which an invitation is made, for investment. Approval in-principle has been obtained from the Singapore Exchange for the listing of and quotation for the New Ordinary Shares on the Official List of the Singapore Exchange and official quotation will commence after all the New Ordinary Shares certificates have been issued and the notification letters from CDP have been despatched.

The Singapore Exchange takes no responsibility for the correctness of any statements made, opinions expressed or reports contained in the Document. Admission to the Official List of the Singapore Exchange and the listing of and quotation for the New Ordinary Shares on the Singapore Exchange are in no way reflective of the merits of the Company, its subsidiaries, the Rights Offering or the New Ordinary Shares.

This PAL, the Excess New Ordinary Shares Application Form (which forms an integral part of this PAL) and the Document may not be used for the purpose of, and do not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation.

THE LAST TIME AND DATE FOR ACCEPTANCE, EXCESS NEW ORDINARY SHARES APPLICATION AND PAYMENT FOR THE NEW ORDINARY SHARES IS 4.45 P.M. ON OCTOBER 7, 2002 IF AN ACCEPTANCE IS MADE THROUGH AN AUTHORISED TRADING CENTRE ("ATC"), CDP OR M & C SERVICES PRIVATE LIMITED, THE SHARE REGISTRAR OF THE COMPANY. THE LAST TIME AND DATE FOR ACCEPTANCE, EXCESS NEW ORDINARY SHARES APPLICATION AND PAYMENT FOR THE NEW ORDINARY SHARES IS 9.30 P.M. ON OCTOBER 7, 2002 IF AN ACCEPTANCE IS MADE THROUGH AN AUTOMATED TELLER MACHINE ("ATM") OF A PARTICIPATING BANK.


                [CHARTERED SEMICONDUCTOR MANUFACTURING LTD LOGO]
                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                  (Incorporated in the Republic of Singapore)

RENOUNCEABLE RIGHTS OFFERING (THE "RIGHTS OFFERING") OF NEW ORDINARY SHARES OF S$0.26 EACH (THE "NEW ORDINARY SHARES") IN THE CAPITAL OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD (THE "COMPANY"), DIRECTLY OR IN THE FORM OF AMERICAN DEPOSITARY SHARES, AT S$1.00 FOR EACH NEW ORDINARY SHARE (THE "SUBSCRIPTION PRICE"), ON THE BASIS OF EIGHT (8) NEW ORDINARY SHARES FOR EVERY TEN (10) EXISTING ORDINARY SHARES OF S$0.26 EACH IN THE CAPITAL OF THE COMPANY ("SHARES") HELD AS AT THE 5.00 P.M. ON THE BOOKS CLOSURE DATE (AS DEFINED IN THE DOCUMENT), FRACTIONAL ENTITLEMENTS HAVING BEEN DISREGARDED.

MEMBERS WHOSE SHARES ARE REGISTERED IN THEIR OWN NAMES AS AT 5.00 P.M. ON THE BOOKS CLOSURE DATE ("ENTITLED SCRIPHOLDERS") MAY APPLY FOR NEW ORDINARY SHARES IN EXCESS OF THEIR PROVISIONAL ALLOTMENTS OF NEW ORDINARY SHARES.


------------------------------------------------------------------------------------------------------------------------------------
NAME(S) AND ADDRESS(ES) OF ENTITLED SCRIPHOLDER/JOINT ENTITLED SCRIPHOLDERS                      Serial Number



                                                                              ------------------------------------------------------
                                                                                   Number of Shares held as at 5.00 p.m. on
                                                                                             the books closure date



                                                                              ------------------------------------------------------
                                                                              Number of New Ordinary Shares provisionally allotted



                                                                              ------------------------------------------------------
                                                                                     Amount payable in full on acceptance
                                                                                    (at S$1.00 for each New Ordinary Share)


------------------------------------------------------------------------------------------------------------------------------------
IMPORTANT DATES AND TIMES FOR THE RIGHTS OFFERING:
Last date and time for Splitting                            :  October 1, 2002 at 4.45 p.m.
Last date and time for Acceptance and Payment               :  October 7, 2002 at 4.45 p.m. (9.30 p.m. for electronic applications)
Last date and time for Renunciation and Payment             :  October 7, 2002 at 4.45 p.m.
Last date and time for Excess New Ordinary Shares
 Application and Payment                                    : October 7, 2002 at 4.45 p.m. (9.30 p.m. for electronic applications)
------------------------------------------------------------------------------------------------------------------------------------

WARNING:-

THE DISTRIBUTION OF THE DOCUMENT AND THE MAKING OF THE RIGHTS OFFERING IN CERTAIN JURISDICTIONS MAY BE PROHIBITED OR RESTRICTED BY LAW. THE COMPANY RESERVES THE RIGHT TO REJECT ANY ACCEPTANCE OF NEW ORDINARY SHARES OR ANY APPLICATION FOR NEW ORDINARY SHARES IN EXCESS OF THOSE PROVISIONALLY ALLOTTED (THE "EXCESS NEW ORDINARY SHARES") WHERE IT BELIEVES, OR HAS REASON TO BELIEVE, THAT SUCH ACCEPTANCE OR APPLICATION MAY VIOLATE THE APPLICABLE LAWS OF ANY JURISDICTION.

DO NOT DETACH ANY PART OF THIS DOCUMENT. ALL ENTITLED SCRIPHOLDERS WHO ACCEPT THE NEW ORDINARY SHARES PROVISIONALLY ALLOTTED TO THEM AND PERSONS TO WHOM THIS PAL HAVE BEEN RENOUNCED (COLLECTIVELY, THE "ACCEPTORS") MUST FORWARD THIS DOCUMENT IN ITS ENTIRETY TOGETHER WITH THEIR REMITTANCES TO CHARTERED SEMICONDUCTOR MANUFACTURING LTD, C/O THE SHARE REGISTRAR, M & C SERVICES PRIVATE LIMITED, 138, ROBINSON ROAD, #17-00, THE CORPORATE OFFICE,SINGAPORE 068906, IN THE SELF-ADDRESSED ENVELOPE PROVIDED SO AS TO REACH THE SHARE REGISTRAR NOT LATER THAN 4.45 P.M. ON OCTOBER 7, 2002.

IF YOU FAIL TO COMPLY WITH ANY OF THE REQUIREMENTS OF ACCEPTANCE AND PAYMENT, YOU WILL BE DEEMED TO HAVE DECLINED THE NEW ORDINARY SHARES WHICH HAVE BEEN PROVISIONALLY ALLOTTED TO YOU.


-------------------------------------------------------------------------------

                                    IMPORTANT

                                SCRIPLESS TRADING

UPON THE LISTING AND QUOTATION ON THE SINGAPORE EXCHANGE, THE NEW ORDINARY SHARES, WHEN ISSUED, WILL BE TRADED UNDER THE BOOK-ENTRY (SCRIPLESS) SETTLEMENT SYSTEM. ALL DEALINGS IN, AND TRANSACTIONS (INCLUDING TRANSFERS) OF, THE NEW ORDINARY SHARES EFFECTED THROUGH THE SINGAPORE EXCHANGE AND/OR CDP SHALL BE IN ACCORDANCE WITH CDP'S "TERMS AND CONDITIONS FOR OPERATION OF SECURITIES ACCOUNTS WITH CDP" AND "TERMS AND CONDITIONS FOR CDP TO ACT AS DEPOSITORY FOR
RIGHTS SHARES" AS EACH OF THE SAME MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH ARE AVAILABLE FROM CDP. TO FACILITATE SCRIPLESS TRADING, ACCEPTORS WHO WISH TO ACCEPT NEW ORDINARY SHARES PROVISIONALLY ALLOTTED TO THEM AND (IF APPLICABLE) APPLY FOR NEW ORDINARY SHARES SHOULD OPEN AND MAINTAIN SECURITIES ACCOUNTS WITH CDP IN THEIR OWN NAMES (IF THEY DO NOT ALREADY MAINTAIN SUCH SECURITIES ACCOUNTS) BEFORE ACCEPTING ANY NEW ORDINARY SHARES OR APPLYING FOR ANY EXCESS NEW ORDINARY SHARES IN ORDER FOR THE NEW ORDINARY SHARES AND, IF APPLICABLE, THE EXCESS NEW ORDINARY SHARES THAT MAY BE ALLOTTED TO THEM TO BE CREDITED TO THEIR SECURITIES ACCOUNTS. ALL ACCEPTORS AND APPLICANTS MUST FILL IN THEIR SECURITIES ACCOUNT NUMBERS AND NATIONAL REGISTRATION IDENTITY CARD ("NRIC")/PASSPORT NUMBERS (FOR INDIVIDUALS) OR REGISTRATION NUMBERS (FOR CORPORATIONS) IN THE RELEVANT FORMS COMPRISED IN THIS PAL IN ORDER FOR THE NUMBER OF NEW ORDINARY SHARES OR EXCESS NEW ORDINARY SHARES (AS THE CASE MAY BE) THAT ARE ALLOTTED TO THEM TO BE CREDITED TO THEIR SECURITIES ACCOUNTS. ACCEPTORS AND APPLICANTS WHO FAIL TO DO SO OR WHOSE PARTICULARS ARE INCORRECT OR INVALID OR WHOSE PARTICULARS AS PROVIDED DIFFER FROM THOSE PARTICULARS IN THEIR SECURITIES ACCOUNT MAINTAINED WITH CDP WILL BE ISSUED PHYSICAL CERTIFICATES IN THEIR OWN NAMES FOR THE NEW ORDINARY SHARES OR EXCESS NEW ORDINARY SHARES (AS THE CASE MAY BE) ALLOTTED TO THEM. SUCH PHYSICAL SHARE CERTIFICATES, IF ISSUED, WILL BE FORWARDED TO THEM BY ORDINARY POST AT THEIR OWN RISK. SUCH PHYSICAL SHARE CERTIFICATES WILL NOT BE VALID FOR DELIVERY PURSUANT TO TRADES DONE ON THE SINGAPORE EXCHANGE UNDER THE BOOK ENTRY (SCRIPLESS) SETTLEMENT SYSTEM, ALTHOUGH THEY WILL CONTINUE TO BE PRIMA FACIE EVIDENCE OF LEGAL TITLE.
--------------------------------------------------------------------------------

                      PROVISIONAL ALLOTMENT LETTER ("PAL")

Dear Sir/Madam

We are pleased to advise that, subject to the terms and conditions set out in the Document, this PAL and (if applicable) the Memorandum and Articles of Association of the Company, the Directors have provisionally allotted to you the number of New Ordinary Shares indicated on the front page of this PAL on the basis of eight (8) New Ordinary Shares for every ten (10) existing Ordinary Shares held by you as at 5.00 p.m. on the books closure date, fractional entitlements having been disregarded. Only Members of the Company with registered addresses in Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date, as at the books closure date or those who have, at least five (5) Market Days prior to such date, provided to the Company or CDP (as the case may be) addresses in Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date for the service of notices and documents have been provisionally allotted New Ordinary Shares under the Rights Offering. Fractions of a New Ordinary Share that have been disregarded will, together with New Ordinary Shares not taken up or allotted for any reason, be aggregated and disposed of or dealt with in such manner as the Directors may, in their absolute discretion, deem fit. This PAL constitutes part of the Document and should be read in conjunction with the Document. Unless otherwise expressly stated or the context otherwise requires, terms defined in the Document but not specifically defined herein shall have the same meanings when used in this PAL.


                  INSTRUCTIONS ON HOW TO COMPLETE THIS DOCUMENT

ACCEPTANCE IN FULL OR IN PART - FORM A

If you wish to accept all of your provisional allotment of New Ordinary Shares or accept part of your provisional allotment of New Ordinary Shares and decline the balance, please complete and sign FORM A (Form of Acceptance) only and return this PAL in its ENTIRETY, duly completed and signed, together with a remittance for the full amount due and payable on acceptance to Chartered Semiconductor Manufacturing Ltd, c/o The Share Registrar, M & C Services Private Limited, 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, in the self-addressed envelope provided so as to reach the Share Registrar not later than 4.45 P.M. ON OCTOBER 7, 2002. Please see the section on "PAYMENT" below. Your provisional allotment of New Ordinary Shares will be deemed to have been declined and will forthwith lapse and cease to be capable of acceptance by you to the extent if it is not taken up in full or in part by 4.45 P.M. ON OCTOBER 7, 2002 in accordance with the terms, conditions and instructions contained in the Document and this PAL. Where your provisional allotment of New Ordinary Shares is taken up in part only, the balance will be deemed to have been declined and will forthwith lapse and cease to be capable of acceptance by you.


PAYMENT

Please note that remittances must be made SEPARATELY and attached to the relevant forms for (i) the New Ordinary Shares provisionally allotted to or renounced in your favour and accepted by you; and (ii) the Excess New Ordinary Shares applied for under FORM E (Excess New Ordinary Shares Application Form). Your remittance must be made in Singapore currency rounded up to the nearest cent in the form of a Cashier's Order or a Banker's Draft drawn on a bank in Singapore and made payable to "CHARTERED SEMICONDUCTOR MANUFACTURING LTD - RIGHTS OFFERING ACCOUNT" and crossed "NOT NEGOTIABLE, A/C PAYEE ONLY". Your name and address must be clearly written in block letters on the reverse side. Acceptance accompanied by ANY OTHER FORM OF PAYMENT (INCLUDING POSTAL ORDERS OR MONEY ORDERS ISSUED BY A POST OFFICE IN SINGAPORE) WILL NOT BE ACCEPTED. If you are consolidating the New Ordinary Shares provisionally allotted in this PAL together with those comprised in other PALs and/or Split Letters (as defined below) renounced in your favour, payment of the total amount due may be made with one Cashier's Order or Banker's Draft drawn on a bank in Singapore and complying with the requirements aforesaid. NO RECEIPTS OR ACKNOWLEDGEMENTS WILL BE ISSUED FOR ANY ACCEPTANCE AND (IF APPLICABLE) EXCESS NEW ORDINARY SHARES APPLICATION OR PAYMENT RECEIVED. If you fail to fill in your Securities Account number and/or NRIC/Passport number (for individuals) or registration number(for corporations) or if an incorrect or invalid Securities Account number and/or NRIC/Passport number (for individuals) or registration number (for corporations) is provided or if your particulars as provided in the relevant forms comprised in this PAL (including the name(s) of the acceptor(s)/applicant(s)) differ from those particulars in your Securities Account currently maintained with CDP, you will be issued physical New Ordinary Share certificates in your own name which will be forwarded to you BY ORDINARY POST AT YOUR OWN RISK. Where applicable, the Company will arrange to send the New Ordinary Share certificates to you not later than 10 Market Days after October 7, 2002, the last day for acceptance, excess new ordinary shares application and payment. New Ordinary Share certificates for the New Ordinary Shares which are to be credited to your Securities Account will be registered in the name of CDP or its nominee and forwarded to CDP BY ORDINARY POST AND AT YOUR OWN RISK. On or before the listing of the New Ordinary Shares, CDP will send to you, BY ORDINARY POST AND AT YOUR OWN RISK, a notification letter showing the number of New Ordinary Shares credited to your Securities Account. Your attention is drawn to the paragraph captioned "IMPORTANT" set out on page 1.


SPLITTING - FORM B

FORM B (Request for Splitting) should be completed if you wish to accept only part and renounce the balance of your provisional allotment of New Ordinary Shares or if you wish to renounce all or part of your provisional allotment of New Ordinary Shares in favour of more than one person. FORM B, duly completed in accordance with these instructions, and the whole of this PAL should then be returned to reach Chartered Semiconductor Manufacturing Ltd c/o The Share Registrar, M & C Services Private Limited, at the above mentioned address as soon as possible and in any case not later than 4.45 P.M. ON OCTOBER 1, 2002. Split PALs ("Split Letters") will then be issued to you in accordance with your request. No Split Letters will be issued if FORM B (together with the whole of this PAL) is received after 4.45 P.M. ON OCTOBER 1, 2002. The Company reserves the right to reject any request for Split Letters if, in the opinion of the Directors, the number of New Ordinary Shares requested for in the Split Letters are in unreasonable denominations. The surrender of this PAL purported to be signed by you shall be conclusive evidence in favour of the Company of the title of the person(s) lodging it, or on whose behalf it is lodged, to deal with the same and to receive Split Letter(s) and to have credited to that person's Securities Account with CDP the New Ordinary Shares allocated to him or, if relevant, to receive physical New Ordinary Share certificate(s) and/or to receive any statement from CDP and/or refund of acceptance or application moneys. Instructions relating to acceptance, payment, renunciation, nomination and consolidation set out in this PAL shall apply to Split Letters received consequent upon the original provisional allotment of New Ordinary Shares being split.


RENUNCIATION AND NOMINATION - FORMS C AND D

If you wish to renounce the whole of your provisional allotment of New Ordinary Shares or if you wish to renounce part of your provisional allotment of New Ordinary Shares and decline the balance, you should complete FORM C (Form of Renunciation) in respect of the New Ordinary Shares which you intend to renounce and hand this PAL in its ENTIRETY to the person to whom you have renounced your provisional allotment (the "Renouncee") as soon as possible. The surrender of this PAL purported to be signed by you shall be conclusive evidence in favour of the Company of the title of the Renouncee to deal with it and (if applicable) to receive Split Letters and to have credited to the Renouncee's Securities Account with CDP the New Ordinary Shares renounced to him or, if relevant, to receive physical New Ordinary Share certificate(s). The Renouncee(s) must complete and sign FORM D (Form of Nomination) and send FORM D together with this PAL in its ENTIRETY, duly completed and signed, and the requisite remittance to reach the Share Registrar at the above mentioned address not later than 4.45 P.M. ON OCTOBER 7, 2002. Payment must be made in the manner described in the section captioned "PAYMENT" above. Acceptance by any Renouncee will be deemed to have been made on the terms and conditions set out herein and subject to the Document and, (if applicable), the Memorandum and Articles of Association of the Company. In the case of acceptances by joint Renouncees who maintain a joint Securities Account, FORM D should be completed by both joint Renouncees who should provide the number of their joint Securities Account into which the New Ordinary Shares accepted by them are to be credited. Both joint Renouncees must sign FORM D.


CONSOLIDATION - FORM D

Each Entitled Scripholder may consolidate the New Ordinary Shares provisionally allotted in this PAL together with those comprised in any PALs and/or Split Letters renounced in his favour by completing and signing FORM A and the Consolidated Listing Form in FORM D of this PAL and attaching thereto all the said renounced PALs and/or Split Letters, each duly completed and signed and with the serial number of the Principal PAL (as hereinafter defined) stated on each of them. A Renouncee who is not an Entitled Scripholder and who wishes to consolidate the provisional allotments of New Ordinary Shares comprised in several renounced PALs and/or Split Letters in one name only or in the name of a joint Securities Account should complete the Consolidated Listing Form in FORM D of only one PAL or Split Letter (the "Principal PAL") by entering therein details of the renounced PALs and/or Split Letters and attaching thereto all the said renounced PALs and/or Split Letters, each duly completed and signed, and with the serial number of the Principal PAL stated on each of them. ALL THE RENOUNCED PALS AND SPLIT LETTERS, EACH DULY COMPLETED AND SIGNED, MUST BE ATTACHED TO FORM A OR FORM D (AS THE CASE MAY BE).


EXCESS NEW ORDINARY SHARES APPLICATION - FORM E

(Excess New Ordinary Shares Application Form) should be completed by you if you wish to apply for New Ordinary Shares in excess of the New Ordinary Shares which have been provisionally allotted to you. Your application for Excess New Ordinary Shares must be accompanied by a separate remittance for the full amount payable on application for the Excess New Ordinary Shares. FORM E is NOT TRANSFERABLE and may only be used by the Entitled Scripholders named therein. Full instructions for the application of Excess New Ordinary Shares are set out in FORM E. The Directors reserve the right to allot the Excess New Ordinary Shares applied for under any Excess New Ordinary Shares Application Form in such manner as they deem fit and to reject or refuse in whole or in part an application without assigning any reason whatsoever therefor.


GENERAL INSTRUCTIONS

1. This WHOLE DOCUMENT, including the notes and instructions contained herein, shall constitute the PAL.

2. Where applicable, all joint Entitled Scripholders or Renouncees must sign the relevant Forms contained herein. To facilitate scripless trading, joint Entitled Scripholders or Renouncees should maintain a joint Securities Account with CDP or each joint Entitled Scripholder or Renouncee should maintain a separate Securities Account with CDP in his own name. Joint Entitled Scripholders or Renouncees are required either to provide their joint Securities Account number or if they wish to maintain separate Securities Accounts, to indicate, in the relevant Forms A and E, the number of New Ordinary Shares allotted to them that are to be credited to each individual joint Entitled Scripholder's designated Securities Account. In the absence of such indication, the Company may, at its sole discretion, allot the New Ordinary Shares to the Securities Account of the joint Entitled Scripholder whose name stands first in the Register of Members or issue physical New Ordinary Share certificates in the names of the joint Entitled Scripholders or Renouncees. Entitled Scripholders or Renouncees must fill in their Securities Account numbers and the NRIC/Passport numbers (for individuals) or Registration numbers (for corporations) in the relevant forms comprised in this PAL. Existing joint Entitled Scripholders who fail to comply with these instructions and Entitled Scripholders or Renouncees who fail to fill in their Securities Account numbers and/or NRIC/Passport numbers (for individuals) or Registration numbers (for corporations), or who provide incorrect or invalid Securities Account numbers and/or NRIC/Passport numbers (for individuals) or Registration numbers (for corporations), or whose particulars as provided in the relevant Forms comprised in this PAL differ from those particulars in their Securities Account currently maintained with CDP, will be issued physical New Ordinary Share certificates for the New Ordinary Shares that are allotted to them. PHYSICAL NEW ORDINARY SHARE CERTIFICATES, IF ISSUED, WILL NOT BE VALID FOR DELIVERY PURSUANT TO TRADES DONE ON THE SINGAPORE EXCHANGE UNDER THE BOOK-ENTRY (SCRIPLESS) SETTLEMENT SYSTEM ALTHOUGH THEY WILL CONTINUE TO BE PRIMA FACIE EVIDENCE OF LEGAL TITLE. Physical New Ordinary Share certificates will be sent by ORDINARY POST to person(s) entitled thereto at his/their own risk.

3. A corporation must affix its Common Seal on the relevant Forms contained herein in accordance with its Memorandum and Articles of Association and the name(s) and capacity(ies) of the official(s) signing must be clearly stated. A corporation which is not an existing Entitled Scripholder should attach to this PAL a duly certified copy of its Memorandum and Articles of Association and a sum of S$2.06 (inclusive of Goods and Services Tax) as registration fee.

4.   The lodgement or surrender of this PAL together with:

     (i) FORM A, FORM B or FORM C duly completed and purported to be signed by the person(s) in whose name(s) it was issued; and

     (ii) where applicable, FORM D duly completed and purported to be signed by the Renouncee(s) in whose favour it has been renounced; and

     (iii) where applicable, FORM E duly completed and purported to be signed by the person(s) in whose name(s) it was issued,

     shall be conclusive evidence in favour of the Company of the title of the person(s) lodging or surrendering it or on whose behalf it was lodged or surrendered to deal with the same and to receive Split Letter(s) and/or to have the New Ordinary Shares credited to his/their Securities Account(s) or, if relevant, to receive New Ordinary Share certificates and/or any statement from CDP and/or the refund of surplus acceptance and (if applicable) application moneys.

5. IF ACCEPTANCE AND PAYMENT IN THE MANNER SPECIFIED IN THIS PAL ARE NOT RECEIVED BY THE SHARE REGISTRAR ON OR BEFORE 4.45 P.M. ON OCTOBER 7, 2002, YOUR PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES WILL LAPSE AND BECOME VOID. The Company will then return, without interest or any share of revenue or other benefit arising therefrom, all moneys received after such specified time and date to the person(s) entitled thereto by ordinary post at his/their own risk.

6. The distribution of the Document, together with its accompanying documents (including this PAL), and the making of the Rights Offering in certain jurisdiction outside Singapore, the United States and such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date may be prohibited or restricted by law. Persons who come into possession of the Document are required to inform themselves of, and observe, any such prohibition and restrictions.

7. If you are resident outside Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date, it is your responsibility to obtain all necessary government approvals applicable to the exercise of your rights in respect of this PAL.

8. Please write clearly in English, using block letters. Please cancel or write "NOT APPLICABLE" or "N.A." on any Form which is not relevant to your application, request for splitting, renunciation, nomination or acceptance.

9. Acceptances and (if applicable) applications which do not strictly conform to these instructions or which are illegible may be rejected, and acceptances and (if applicable) applications accompanied by remittances improperly drawn may also be rejected.

10. All documents and moneys will be despatched by ordinary post at the risk of the person(s) entitled thereto. In respect of New Ordinary Share certificates registered in the name of CDP, CDP will send to each Entitled Scripholder or Renouncee a statement showing that his Securities Account has been credited with the number of New Ordinary Shares allotted to and accepted by him. If physical New Ordinary Share certificates are issued, the Company will send such certificate(s) to the Entitled Scripholder or Renouncee by ordinary post at his own risk.

11. Your attention is drawn to those provisions of Part VIII of the Securities and Futures Act 2001, No. 42 of 2001 of Singapore and The Singapore Code on Take-overs and Mergers (as revised with effect from January 1, 2002), which may be applicable to an acquisition of Shares. You should consider the implications of those provisions before you accept your provisional allotment of New Ordinary Shares and (if applicable) apply for Excess New Ordinary Shares.

12. By completing and delivering this PAL and in consideration of the Company issuing and distributing this PAL to you, you agree that:

     (a) your application for New Ordinary Shares provisionally allotted to you and (if applicable) your application for Excess New Ordinary Shares shall be irrevocable (whether or not, to the extent permitted by law, any supplementary document or replacement document to the Document is issued or lodged with the MAS);

     (b) your remittance will be honoured on first presentation and that any moneys returnable may be held pending clearance of your payment and will not bear interest or enjoy any share of revenue or other benefit arising therefrom;

     (c) the contract arising from your acceptance of this provisional allotment of New Ordinary Shares and (if applicable) your application for Excess New Ordinary Shares shall be governed by and construed in accordance with Singapore law and that you irrevocably submit to the non-exclusive jurisdiction of the Singapore courts;

     (d) any interest, share of revenue or other benefit accruing on or arising from or in connection with any acceptance and (if applicable) application moneys shall be for the benefit of the Company and neither the Company nor Merrill Lynch (Singapore) Pte. Ltd. ("Merrill Lynch") shall be under any obligation to account for such interest, share of revenue or other benefit to you or any other person;

     (e) in the event that your acceptance and (if applicable) application for Excess New Ordinary Shares is invalid, presentation of your remittance for payment by or on behalf of the Company shall not constitute, or be construed as, an affirmation of such invalid acceptance and (if applicable) application;

     (f) all applications for Excess New Ordinary Shares are accepted by the Company solely by allotment and issue of the relevant New Ordinary Shares and not otherwise, notwithstanding the presentation of your remittance for payment by or on behalf of the Company;

     (g) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after your acceptance of your provisional allotment of New Ordinary Shares and (if applicable) your application for Excess New Ordinary Shares; and

     (h) in accepting your provisional allotment of New Ordinary Shares and (if applicable) in applying for Excess New Ordinary Shares, reliance is placed solely on the information contained in the Document and that none of the Company, Merrill Lynch or any other person involved in the Rights Offering shall have any liability for any information not so contained.

13. Renouncees having an address outside Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date must furnish the Share Registrar with an address in Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

14. Unless expressly provided to the contrary in this PAL, a person who is not a party to this PAL and the Document has no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

15. This PAL constitutes a warrant under U.S. law and represents your right to subscribe for New Ordinary Shares pursuant to the Rights Offering.

16. Capitalised terms used in this PAL and defined in the Document or instructions booklet for participation in the Rights Offering of New Ordinary Shares, forming part of the Document (the "Instructions"), unless otherwise stated, shall bear the meanings assigned to them in the Document or the Instructions, as the case may be.

17. References in this PAL to provisional allotment of New Ordinary Shares shall have the same meaning as the references to the offer of primary ordinary share rights to buy new ordinary shares in the Document. References in this PAL to acceptance for New Ordinary Shares or application for excess New Ordinary Shares shall have the same meaning as the references to the subscription for new ordinary shares pursuant to the primary ordinary share rights or subscription for new ordinary shares pursuant to secondary ordinary share rights respectively in the Document.

18. THIS PAL WILL NOT BE VALID FOR DELIVERY PURSUANT TO TRADES DONE ON THE SINGAPORE EXCHANGE.

BY ORDER OF THE BOARD

ANGELA HON KAH SIM/NANCY TAN SEE SIN
JOINT COMPANY SECRETARIES

REMITTANCE TO BE ATTACHED HERE
                                     FORM A
                               FORM OF ACCEPTANCE

         (Complete this Form if you accept your provisional allotment of
                    New Ordinary Shares in full or in part)

TO:      Chartered Semiconductor Manufacturing Ltd
         c/o The Share Registrar
         M & C Services Private Limited
         138 Robinson Road #17-00
         The Corporate Office
         Singapore 068906


IMPORTANT

EACH ENTITLED SCRIPHOLDER MUST COMPLETE AND SIGN THIS PAL. AN UNSIGNED PAL IS LIABLE TO BE REJECTED.

Dear Sirs,

*I/We hereby accept and subscribe for *in full/in part the number of New Ordinary Shares provisionally allotted to *me/us and indicated in Section A below as accepted by *me/us in accordance with the terms and conditions of the PAL, the Document and (if applicable) the Memorandum and Articles of Association of the Company.

*I/We enclose herewith a Cashier's Order/Banker's Draft in Singapore currency drawn on a bank in Singapore in full payment for the number of New Ordinary Shares provisionally allotted to and accepted by *me/us, which is made payable to "CHARTERED SEMICONDUCTOR MANUFACTURING LTD - RIGHTS OFFERING ACCOUNT", crossed "NOT NEGOTIABLE, A/C PAYEE ONLY" and with *my/our name(s) and address(es) written on the reverse side.

*I/We hereby request and authorise you (a) to register the New Ordinary Shares allotted to and accepted by *me/us in the name of "The Central Depository (Pte) Limited" ("CDP") or its nominee for deposit in *my/our Securities Account(s) according to *my/our instructions indicated under Section B below and (b) to send the relevant New Ordinary Shares certificates to CDP by ordinary post at *my/our own risk.

If any New Ordinary Share certificate(s) *is/are to be issued to *me/us in accordance with the terms hereof, *I/we request you to send by ordinary post at *my/our own risk the relevant New Ordinary Share certificate(s) to *my/our registered address(es) in *Singapore/the United States/such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

*I/We acknowledge that (a) *my/our receipt of this PAL and the Excess New Ordinary Shares Application Form was accompanied by the Document and (b) this PAL, the Excess New Ordinary Shares Application Form and the Document were received by *me/us in *Singapore/the United States/such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

*I/We declare that *I am/we are not under 21 years of age and that *I am/we are not (an) undischarged bankrupt(s) (for individuals only).

*I/We declare that the particulars given below are true and accurate.

I/We *have/have not included this FORM A in the Consolidated Listing Form in FORM D for the purpose of consolidation.

SECTION A

-----------------------------------------------------------------------------------------------------------------------------------
Number of New Ordinary Shares accepted                  Amount of remittance payable         *Cashier's Order/Banker's Draft Number
                                                  (at S$1.00 for each New Ordinary Share)            (indicate name of bank)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  S$

-----------------------------------------------------------------------------------------------------------------------------------

SECTION B
PLEASE PRINT IN BLOCK LETTERS, WITH ONE LETTER/NUMBER IN EACH BOX. LEAVE ONE BOX BETWEEN WORDS. DO NOT BREAK UP WORDS.

-----------------------------------------------------------------------------------------------------------------------
I       *INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
-----------------------------------------------------------------------------------------------------------------------
        FULL NAME OF INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
        (PLEASE PRINT SURNAME FIRST EG. TAN SHU LIN JOYCE)
        *MR/MRS/MISS/MDM/MESSRS                                                 #NRIC NO./PASSPORT NO.
        -------------------------------------------------------------------     ---------------------------------------

        -------------------------------------------------------------------     ---------------------------------------
                                                                                REGISTRATION NO. (For corporations)
        -------------------------------------------------------------------     ---------------------------------------
        ADDRESS OF *INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
        -------------------------------------------------------------------     ---------------------------------------
                                                                                CONTACT TEL. NO.
        -------------------------------------------------------------------     (During office hours) -----------------

        -------------------------------------------------------------------

                                             POSTAL CODE
        -----------------------------------               -----------------     **NATIONALITY (Please tick "X")
        +SECURITIES ACCOUNT NO.                                                 ---------------------------------------
        (See Note 2 of General Instructions)                                    A  Singaporean  [ ]  B  Malaysian  [ ]
        (To be completed by Direct Securities Account holders only)
        ------------------    ------------------    ---------------             C  Others
                           --                    --                                (Please specify) -------------------
        ------------------    ------------------    ---------------
        TOTAL NUMBER OF RIGHTS SHARES TO BE CREDITED TO FIRST JOINT ENTITLED       For individuals falling under B or
        SCRIPHOLDER'S SECURITIES ACCOUNT NO. PROVIDED ABOVE                        C only:
        (Applicable to existing joint Entitled Scripholders only)                  Permanent Resident of Singapore:
        -------------------------------------------------------------------        Yes  [ ]                  No  [ ]
                                                                                ---------------------------------------
        -------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
II      SECOND JOINT ENTITLED SCRIPHOLDER (THIS SECTION IS APPLICABLE TO EXISTING JOINT ENTITLED SCRIPHOLDERS ONLY)
-----------------------------------------------------------------------------------------------------------------------
        FULL NAME OF INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
        (PLEASE PRINT SURNAME FIRST EG. NG KOK ANN)
        *MR/MRS/MISS/MDM/MESSRS                                                 #NRIC NO./PASSPORT NO.
        -------------------------------------------------------------------     ---------------------------------------

        -------------------------------------------------------------------     ---------------------------------------
                                                                                REGISTRATION NO. (For corporations)
        -------------------------------------------------------------------     ---------------------------------------
        ADDRESS OF SECOND JOINT ENTITLED SCRIPHOLDER
        -------------------------------------------------------------------     ---------------------------------------
                                                                                CONTACT TEL. NO.
        -------------------------------------------------------------------     (During office hours) -----------------

        -------------------------------------------------------------------

                                             POSTAL CODE
        -----------------------------------               -----------------     **NATIONALITY (Please tick "X")
        ++SECURITIES ACCOUNT NO.                                                ---------------------------------------
        (See Note 2 of General Instructions)                                    A  Singaporean  [ ]  B  Malaysian  [ ]
        (To be completed by Direct Securities Account holders only)
        ------------------    ------------------    ---------------             C  Others
                           --                    --                                (Please specify) ------------------
        ------------------    ------------------    ---------------
        TOTAL NUMBER OF RIGHTS SHARES TO BE CREDITED TO SECOND JOINT               For individuals falling under B or
        ENTITLED SCRIPHOLDER'S SECURITIES ACCOUNT NO. PROVIDED ABOVE               C only:
        (Applicable to existing joint Entitled Scripholders only)                  Permanent Resident of Singapore:
        -------------------------------------------------------------------        Yes  [ ]                  No  [ ]
                                                                                ---------------------------------------
        -------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

SECTION C (TO BE COMPLETED BY ALL DEPOSITORY AGENTS)

----------------------------------------------------
                                -------------
        DEPOSITORY AGENT CODE
                                -------------
----------------------------------------------------

*I/We declare that *I/we *am/am not *are/are not applying for the New Ordinary Shares as nominee(s) for any other person.



----------          -----------------------------------------------------------      -------------------------------------------
   Date             Name(s) in full and capacity(ies) of official(s) signing***      Signature(s) of Entitled Scripholder(s)***
                          (If Entitled Scripholder is a corporation)                 (All joint Entitled Scripholders must sign)

*    Delete accordingly.
**   To be completed by individuals/corporations.
*** In the case of a corporation, this Form must be executed under its Common Seal in accordance with its Memorandum and Articles of Association, if applicable, and the name(s) and capacity(ies) of the official(s) signing must be clearly stated.
# For Singapore and Malaysian citizens and Singapore permanent residents, please indicate NRIC numbers. For others, please indicate passport numbers.
+ Joint Entitled Scripholders who maintain joint Securities Accounts should fill in their joint Securities Account number here.
++ Applicable only to joint Entitled Scripholders who maintain separate Securities Accounts.

                                     FORM B
                             REQUEST FOR SPLITTING

To: Chartered Semiconductor Manufacturing Ltd
    c/o The Share Registrar
    M & C Services Private Limited
    138 Robinson Road #17-00
    The Corporate Office
    Singapore 068906


Dear Sirs,

*I/We return this document in its ENTIRETY and shall be obliged if you will
split *my/our PAL for a total of            New Ordinary Shares provisionally
                                 ----------
allotted into          Split Letters in the following denominations:-
              --------
            Split Letter(s) for           New Ordinary Shares each
-----------                     ---------
            Split Letter(s) for           New Ordinary Shares each
-----------                     ---------
            Split Letter(s) for           New Ordinary Shares each
-----------                     ---------
            Split Letter(s) for           New Ordinary Shares each
-----------                     ---------
Please send the Split Letters to *me/us at *my/our own risk by ordinary post to *my/our registered address(es).


NOTE:-

This PAL will not be valid for delivery pursuant to trades done on the Singapore Exchange.


Contact Tel. No.:
                  -----------------------------------------------       ------------------------------------------------------------
(During office hours) Signature(s) of Entitled Scripholders(s)**           Signature(s) of Entitled Scripholder(s)**
                                                                          (All Joint Entitled Scripholders must sign)


Date:
      ----------------------------------------------------------        ------------------------------------------------------------
                                                                         Name(s) in full and capacity(ies) of official(s) signing**
                                                                                (if Entitled Scripholder is a corporation)

*   Delete accordingly.
** In the case of a corporation, this Form must be executed under its Common Seal in accordance with its Memorandum and Articles of Association, if applicable, and the name(s) and capacity(ies) of the official(s) signing must be clearly stated.

--------------------------------------------------------------------------------

                                     FORM C
                              FORM OF RENUNCIATION
        (Complete this Form if you wish to renounce all or part of your provisional allotment of New Ordinary Shares and decline the balance)

To: Chartered Semiconductor Manufacturing Ltd
    c/o The Share Registrar
    M & C Services Private Limited
    138 Robinson Road #17-00
    The Corporate Office
    Singapore 068906


Dear Sirs,

*I/We hereby renounce *my/our provisional allotment of #            New Ordinary
                                                         ----------
Shares comprised in this PAL in favour of the person accepting the same and signing FORM D and decline the balance, if any, of *my/our provisional allotment comprised in this PAL.

*I/We confirm that *I/we have no claim whatsoever against the Company or Merrill Lynch (Singapore) Pte. Ltd. in respect of the New Ordinary Shares renounced and/or declined.

**I/We acknowledge that (a) *my/our receipt of this PAL and the Excess New Ordinary Shares Application Form was accompanied by the Document and (b) this PAL, the Excess New Ordinary Shares Application Form and the Document were received by *me/us in *Singapore/the United States/such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

Contact Tel. No.:
                  -----------------------------------------------       ------------------------------------------------------------
(During office hours) Signature(s) of Entitled Scripholders(s)**           Signature(s) of Entitled Scripholder(s)**
                                                                          (All Joint Entitled Scripholders must sign)


Date:
      ----------------------------------------------------------        ------------------------------------------------------------
                                                                         Name(s) in full and capacity(ies) of official(s) signing**
                                                                                (if Entitled Scripholder is a corporation)

*   Delete accordingly.
** In the case of a corporation, this form must be executed under its Common Seal in accordance with its Memorandum and Articles of Association, if applicable, and the name(s) and capacity(ies) of the official(s) signing must be clearly stated.
# Please specify the number of New Ordinary Shares in respect of which your provisional allotment is renounced (see the instructions on completing this PAL in the paragraphs captioned "Renunciation and Nomination -- Forms C and D").

REMITTANCE TO BE ATTACHED HERE

                                     FORM D
                               FORM OF NOMINATION

To:  Chartered Semiconductor Manufacturing Ltd
     c/o The Share Registrar
     M & C Services Private Limited
     138 Robinson Road #17-00
     The Corporate Office
     Singapore 068906


IMPORTANT

EACH RENOUNCEE MUST COMPLETE AND SIGN THIS PAL. AN UNSIGNED PAL IS LIABLE TO BE REJECTED.

Dear Sirs,

*I/We hereby accept the New Ordinary Shares on the terms and conditions of this PAL and in the several PALs/Split Letters (if any) detailed in the Consolidated Listing Form and attached hereto totalling __________ New Ordinary Shares that may be allotted to *me/us subject to the Document and (if applicable) the Memorandum and Articles of Association of the Company and the terms and conditions of this PAL.

*I/We enclose herewith a "Cashier's Order/Banker's Draft in Singapore currency drawn on a bank in Singapore made payable to "CHARTERED SEMICONDUCTOR MANUFACTURING LTD -- RIGHTS OFFERING ACCOUNT", crossed "NOT NEGOTIABLE, A/C PAYEE ONLY" and with *my/our name(s) and address(es) clearly written on the reverse side in full payment for the New Ordinary Shares renounced to and accepted by *me/us.

*I/We hereby request and authorise you (a) to register the New Ordinary Shares allotted to *me/us in the name of "The Central Depository (Pte) Limited" ("CDP") or its nominee for deposit in *my/our Securities Account(s) according to *my/our instructions indicated under section B below and (b) to send the relevant New Ordinary Share certificates to CDP by ordinary post at *my/our own risk.

If any New Ordinary Share certificate(s) *is/are to be issued to *me/us in accordance with the terms hereof, *I/we request you to send by ordinary post at *my/our own risk the relevant New Ordinary Share certificate(s) to *my/our address(es) shown below. *I/We acknowledge that (a) *my/our receipt of this PAL and the Excess New Ordinary Shares Application Form was accompanied by the Document and (b) this PAL, the Excess New Ordinary Shares Application Form and the Document were received by *me/us in *Singapore/the United States/such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

*I/We declare that *I am/we are not under 21 years of age and that *I am/we are not (an) undischarged bankrupt(s) (for individuals only).

*I/We declare that the particulars given below are true and accurate.

If you are an Entitled Scripholder of the Company, mark "X" here [  ]

--------------------------------------------------------------------------------
                           CONSOLIDATED LISTING FORM
--------------------------------------------------------------------------------

        Serial Number of PAL(s)/
            Split Letter(s)                     Number of New Ordinary Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total number of PAL(s)/                      Total number of
Split Letter(s)                              New Ordinary Shares
--------------------------------------------------------------------------------
Serial number of PAL(s)/Split Letter(s):
(For official use only)
--------------------------------------------------------------------------------

TO BE COMPLETED BY RENOUNCEE
SECTION A

------------------------------------------------------------------------------------------------------------------------------------
Number of New Ordinary Shares accepted           Amount of remittance payable                *Cashier's Order/Banker's Draft Number
                                             (at S$1.00 for each New Ordinary Share)                  (indicate name of bank)
------------------------------------------------------------------------------------------------------------------------------------
                                              S$
------------------------------------------------------------------------------------------------------------------------------------

SECTION B (TO BE COMPLETED BY RENOUNCEE)

PLEASE PRINT IN BLOCK LETTERS, WITH ONE LETTER/NUMBER IN EACH BOX. LEAVE ONE BOX BETWEEN WORDS. DO NOT BREAK UP WORDS.

------------------------------------------------------------------------------------------------------------------------------------
I   *INDIVIDUAL/CORPORATE/FIRST JOINT RENOUNCEE
------------------------------------------------------------------------------------------------------------------------------------
    FULL NAME OF INDIVIDUAL/CORPORATE/FIRST JOINT RENOUNCEE
    (PLEASE PRINT SURNAME FIRST EG. TAN SHU LIN JOYCE)
    *MR/MRS/MISS/MDM/MESSRS                                                        #NRIC NO./PASSPORT NO.
    ----------------------------------------------------------------------------   -------------------------------------------------

    ----------------------------------------------------------------------------   -------------------------------------------------
                                                                                   REGISTRATION NO. (For corporations)
    ----------------------------------------------------------------------------   -------------------------------------------------
    ADDRESS OF *INDIVIDUAL/CORPORATE/FIRST JOINT RENOUNCEE
    ----------------------------------------------------------------------------   -------------------------------------------------
                                                                                   CONTACT TEL. NO.
    ----------------------------------------------------------------------------   (During office hours)  --------------------------

    ----------------------------------------------------------------------------
                                                        POSTAL CODE                **NATIONALITY (Please tick "X")
    ----------------------------------------------------           -------------   -------------------------------------------------
    +SECURITIES ACCOUNT NO.                                                        A  Singaporean [  ]         B  Malaysian    [  ]
    (See Note 2 of General Instructions)
    (To be completed by Direct Securities Account holders only)                    C  Others
    ----------------    -----------------    ------------------                       (Please specify)
                     --                   --                                                           -----------------------------
    ----------------    -----------------    ------------------
    TOTAL NUMBER OF RIGHTS SHARE TO BE CREDITED TO FIRST JOINT RENOUNCEE'S            For individuals falling under B or C only:
    SECURITIES ACCOUNT NO. PROVIDED ABOVE                                             Permanent Resident of Singapore:
    (Applicable to existing joint Entitled Scripholders only)                         Yes  [  ]                   No  [  ]
    -------------------------------------------------                              -------------------------------------------------

    -------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
II  SECOND JOINT RENOUNCEE ONLY (THIS SECTION IS APPLICABLE TO EXISTING JOINT ENTITLED SCRIPHOLDERS ONLY)
------------------------------------------------------------------------------------------------------------------------------------
    FULL NAME OF SECOND JOINT RENOUNCEE
    (PLEASE PRINT SURNAME FIRST EG. NG KOK ANN)
    *MR/MRS/MISS/MDM/MESSRS                                                        #NRIC NO./PASSPORT NO.
    ----------------------------------------------------------------------------   -------------------------------------------------

    ----------------------------------------------------------------------------   -------------------------------------------------
                                                                                   REGISTRATION NO. (For corporations)
    ----------------------------------------------------------------------------   -------------------------------------------------
    ADDRESS OF SECOND JOINT RENOUNCEE
    ----------------------------------------------------------------------------   -------------------------------------------------
                                                                                   CONTACT TEL. NO.
    ----------------------------------------------------------------------------   (During office hours)  --------------------------

    ----------------------------------------------------------------------------
                                                        POSTAL CODE                **NATIONALITY (Please tick "X")
    ----------------------------------------------------           -------------   -------------------------------------------------
    ++SECURITIES ACCOUNT NO.                                                       A  Singaporean [  ]         B  Malaysian    [  ]
    (See Note 2 of General Instructions)
    (To be completed by Direct Securities Account holders only)                    C  Others
    ----------------    -----------------    ------------------                       (Please specify)
                     --                   --                                                           -----------------------------
    ----------------    -----------------    ------------------
    TOTAL NUMBER OF NEW ORDINARY SHARES TO BE CREDITED TO SECOND JOINT                For individuals falling under B or C only:
    RENOUNCEE'S SECURITIES ACCOUNT NO. PROVIDED ABOVE                                 Permanent Resident of Singapore:
    (Applicable to existing joint Entitled Scripholders only)                         Yes  [  ]                   No  [  ]
    ------------------------------------------------                               -------------------------------------------------

    ------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

SECTION C (TO BE COMPLETED BY ALL DEPOSITORY AGENTS)

----------------------------------------------------
                             -------------
    DEPOSITORY AGENT CODE
                             -------------
----------------------------------------------------

*I/We declare that *I/we *am/am not *are/are not applying for the New Ordinary Shares as nominee(s) for any other person.



---------------------   -----------------------------------------------------------            -------------------------------
       Date             Name(s) in full and capacity(ies) of official(s) signing***            Signature(s) of Renouncee(s)***
                                     (If Renouncee is a corporation)                           (All joint Renouncees must sign)

*    Delete accordingly.
**   To be completed by individuals/corporations.
*** In the case of a corporation, this Form must be executed under its Common Seal in accordance with its Memorandum and Articles of Association and the name(s) and capacity(ies) of the official(s) signing must be clearly stated.
# For Singapore and Malaysian citizens and Singapore permanent residents, please indicate NRIC numbers. For others, please indicate passport numbers.
+ Joint Renouncees who maintain joint Securities Accounts should fill in their joint Securities Account number here.
++   Applicable only to joint Renouncees who maintain separate Securities
     Accounts.

SEPARATE REMITTANCE TO BE ATTACHED HERE

THIS IS NOT A TRANSFERABLE OR NEGOTIABLE DOCUMENT AND IS FOR USE ONLY BY THE ENTITLED SCRIPHOLDERS(S) WHOSE NAMES(S) APPEAR(S) BELOW. THE NOTES AND INSTRUCTIONS SET OUT BELOW SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS FORM. THIS EXCESS NEW ORDINARY SHARES APPLICATION FORM CONSTITUTES PART OF THE PROVISIONAL ALLOTMENT LETTER AND THE DOCUMENT ISSUED BY THE COMPANY IN CONNECTION WITH THE RIGHTS OFFERING. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISER IMMEDIATELY. REFERENCES TO ALL TIMES HEREIN ARE TO SINGAPORE TIME.

                                     FORM E
                     EXCESS RIGHTS SHARES APPLICATION FORM

To be used only by members of Chartered Semiconductor Manufacturing Ltd (the "Company") whose names appeared in the Register of Members as at the books closure date (other than those whose registered addresses were outside Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date and who had not, at least five (5) Market Days prior thereto, provided to the Company addresses in Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date for the service of notices and documents) ("Entitled Scripholders") and who wish to apply for New Ordinary Shares in excess of the number of New Ordinary Shares provisionally allotted to them under the Provisional Allotment Letter ("PAL").

                  [CHARTERED SEMICONDUCTOR MANUFACTURING LOGO]

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                  (Incorporated in the Republic of Singapore)

RENOUNCEABLE RIGHTS OFFERING (THE "RIGHTS OFFERING") OF NEW ORDINARY SHARES OF S$0.26 EACH (THE "NEW ORDINARY SHARES") IN THE CAPITAL OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD (THE "COMPANY"), DIRECTLY OR IN THE FORM OF AMERICAN DEPOSITARY SHARES, AT S$1.00 FOR EACH NEW ORDINARY SHARE (THE "SUBSCRIPTION PRICE"), ON THE BASIS OF EIGHT (8) NEW ORDINARY SHARES FOR EVERY TEN (10) EXISTING ORDINARY SHARES OF S$0.26 EACH IN THE CAPITAL OF THE COMPANY ("SHARES") HELD AS AT 5.00 P.M. ON THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS HAVING BEEN DISREGARDED.

--------------------------------------------------------------------------------------------------------------------------------
NAMES(S) AND ADDRESS(ES) OF ENTITLED SCRIPHOLDER/                                        Serial Number
JOINT ENTITLED SCRIPHOLDERS


                                                                       ---------------------------------------------------------
                                                                             Number of Shares held as at 5.00 p.m. on
                                                                                        the books closure date


                                                                       ---------------------------------------------------------
                                                                          Number of New Ordinary Shares provisionally allotted


                                                                       ---------------------------------------------------------
                                                                               Amount payable in full on acceptance
                                                                              (at S$1.00 for each New Ordinary Share)

                                                                       S$
--------------------------------------------------------------------------------------------------------------------------------
LAST DATE AND TIME FOR EXCESS NEW ORDINARY SHARES APPLICATION                  *Cashier's Order/Banker's Draft Number
AND PAYMENT: OCTOBER 7, 2002 AT 4.45 P.M.                                              (indicate name of bank)


                                                                       ---------------------------------------------------------

* Delete accordingly.

                                     FORM E
                  EXCESS NEW ORDINARY SHARES APPLICATION FORM

To: CHARTERED SEMICONDUCTOR MANUFACTURING LTD
    c/o The Share Registrar                                                           IMPORTANT
    M & C Services Private Limited                                                    EACH ENTITLED SCRIPHOLDER MUST COMPLETE AND
    138 Robinson Road #17-00                                                          SIGN THIS FORM E. AN UNSIGNED FORM E IS LIABLE
    The Corporate Office                                                              TO BE REJECTED.
    Singapore 068906

Dear Sirs,

*I/We hereby irrevocably apply for and request you to allot to *me/us the number of Excess New Ordinary Shares stated overleaf and enclose a separate *Cashier's Order/Banker's Draft in Singapore currency drawn on a bank in Singapore in full payment therefor made payable to "CHARTERED SEMICONDUCTOR MANUFACTURING LTD -- RIGHTS OFFERING ACCOUNT", crossed "NOT NEGOTIABLE, A/C PAYEE ONLY" and with *my/our name(s) and address(es) written on the reverse side.

*I/We undertake and agree to accept the same or such lesser number of Excess New Ordinary Shares as may be allotted to *me/us upon the terms and conditions (so far as the same are applicable) of the Document, the PAL and this Excess New Ordinary Shares Application Form and (if applicable) the Memorandum and Articles of Association of the Company. In the event that you decide not to allot any Excess New Ordinary Shares to *me/us, *I/we agree to accept that decision as final.

*I/We hereby request and authorise you (a) to register the Excess New Ordinary Shares allotted to *me/us in the name of "The Central Depository (Pte) Limited" ("CDP") or its nominee for deposit in *my/our Securities Account(s) according to *my/our instructions indicated below; (b) to send the relevant New Ordinary Share certificates to CDP by ordinary post at *my/our own risk; and (c) to return without interest or share of revenue or any other benefit arising therefrom, the application moneys or the balance thereof should this application be unsuccessful or accepted in part, by ordinary post at *my/our own risk to *my/our registered address(es).

If any New Ordinary Share certificate(s) *is/are to be issued to *me/us in accordance with the terms hereof, *I/we request you to send the certificate(s) by ordinary post at *my/our own risk to *my/our registered address(es).

*I/We hereby acknowledge that any interest, share of revenue or other benefit accruing on or arising from or in connection with any application moneys shall be for the benefit of the Company and neither the Company nor Merrill Lynch (Singapore) Pte. Ltd. shall be under any obligation to account for such interest, share of revenue or other benefit arising therefrom to *me/us.

*I/We hereby acknowledge that (a) *my/our receipt of the PAL and this Excess New Ordinary Shares Application Form was accompanied by the Document; and (b) the PAL, this Excess New Ordinary Shares Application Form and the Document were received by *me/us in *Singapore/the United States/such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

*I/We acknowledge and accept that all instructions and authorisations given by *me/us in this Excess New Ordinary Shares Application Form are irrevocable.

*I/We declare that *I am/we are not under 21 years of age and that *I am/we are not (an) undischarged bankrupt(s) (for individuals only).

*I/We declare that the particulars given below are true and accurate.

SECTION A
PLEASE PRINT IN BLOCK LETTERS, WITH ONE LETTER/NUMBER IN EACH BOX. LEAVE ONE BOX BETWEEN WORDS. DO NOT BREAK UP WORDS.

-----------------------------------------------------------------------------------------------------------------------------------
Number of New Ordinary Shares accepted                  Amount of remittance payable         *Cashier's Order/Banker's Draft Number
                                                  (at S$1.00 for each New Ordinary Share)            (indicate name of bank)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  S$

-----------------------------------------------------------------------------------------------------------------------------------

SECTION B

----------------------------------------------------------------------------------------------------------------------
I       *INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
----------------------------------------------------------------------------------------------------------------------
        FULL NAME OF INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
        (PLEASE PRINT SURNAME FIRST EG. TAN SHU LIN JOYCE)
        *MR/MRS/MISS/MDM/MESSRS                                                  #NRIC NO./PASSPORT NO.
        -----------------------------------------------------------------        -------------------------------------

        -----------------------------------------------------------------        -------------------------------------

        -----------------------------------------------------------------        REGISTRATION NO. (For corporations)
                                                                                 -------------------------------------
        ADDRESS OF *INDIVIDUAL/CORPORATE/FIRST JOINT ENTITLED SCRIPHOLDER
                                                                                 -------------------------------------
        -----------------------------------------------------------------        CONTACT TEL. NO.
                                                                                                  --------------------
        -----------------------------------------------------------------        (During office hours)
                                           POSTAL CODE
        ---------------------------------              ------------------        **NATIONALITY (Please tick "X")
                                                                                 -------------------------------------
        +SECURITIES ACCOUNT NO.                                                  A  Singaporean [ ]   B  Malaysian [ ]
        (See Note 2 of General Instructions)                                     C  Others
        (To be completed by Direct Securities Account holders only)                 (Please specify)
        -----------------   ------------------   ------------------                                  -----------------
                          -                    -
        -----------------   ------------------   ------------------
        TOTAL NUMBER OF RIGHTS SHARES TO BE CREDITED TO FIRST JOINT ENTITLED        For individuals falling under B or
        SCRIPHOLDER'S SECURITIES ACCOUNT NO. PROVIDED ABOVE                         C only:
        (Applicable to existing joint Entitled Scripholders only)                   Permanent Resident of Singapore:
        -------------------------------------------------------
                                                                                    Yes [ ]                  No [ ]
        -------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
II      SECOND JOINT ENTITLED SCRIPHOLDER (THIS SECTION IS APPLICABLE TO EXISTING JOINT ENTITLED SCRIPHOLDERS ONLY)
----------------------------------------------------------------------------------------------------------------------
        FULL NAME OF SECOND JOINT ENTITLED SCRIPHOLDER
        (PLEASE PRINT SURNAME FIRST EG. NG KOK ANN)
        *MR/MRS/MISS/MDM/MESSRS                                                  #NRIC NO./PASSPORT NO.
        -----------------------------------------------------------------        -------------------------------------

        -----------------------------------------------------------------        -------------------------------------

        -----------------------------------------------------------------        REGISTRATION NO. (For corporations)
                                                                                 -------------------------------------
        ADDRESS OF *SECOND JOINT ENTITLED SCRIPHOLDER
                                                                                 -------------------------------------
        -----------------------------------------------------------------        CONTACT TEL. NO.
                                                                                                  --------------------
        -----------------------------------------------------------------        (During office hours)

        ---------------------------------  POSTAL CODE ------------------        **NATIONALITY (Please tick "X")
                                                                                 -------------------------------------
        ++SECURITIES ACCOUNT NO.                                                 A  Singaporean  [ ]  B  Malaysian [ ]
        (See Note 2 of General Instructions)                                     C  Others
        (To be completed by Direct Securities Account holders only)                 (Please specify)
        ------------------                                                                           -----------------
             -      -
        ----   ----   ----
        TOTAL NUMBER OF NEW ORDINARY SHARES TO BE CREDITED TO SECOND JOINT          For individuals falling under B or
        ENTITLED SCRIPHOLDER'S SECURITIES ACCOUNT NO. PROVIDED ABOVE                C only:
        (Applicable to existing joint Entitled Scripholders only)                   Permanent Resident of Singapore:
        --------------------------------------------------------
                                                                                    Yes [ ]                  No [ ]
        --------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

SECTION C (TO BE COMPLETED BY ALL DEPOSITORY AGENTS)

----------------------------------------------------
                             ---------------
    DEPOSITORY AGENT CODE
                             ---------------
----------------------------------------------------

*I/We declare that *I/we *am/am not *are/are not applying for the New Ordinary Shares as nominee(s) for any other person.



----------          -----------------------------------------------------------       ------------------------------------------
   Date             Name(s) in full and capacity(ies) of official(s) signing***       Signature(s) of Entitled Scripholder(s)***
                          (If Entitled Scripholder is a corporation)                  (All joint Entitled Scripholders must sign)

*    Delete accordingly.
**   To be completed by individuals/corporations.
*** In the case of a corporation, this Form must be executed under its Common Seal in accordance with its Memorandum and Articles of Association, if applicable, and the name(s) and capacity(ies) of the official(s) signing must be clearly stated.
# For Singapore and Malaysian citizens and Singapore permanent residents, please indicate NRIC numbers. For others, please indicate passport numbers.
+ Joint Entitled Scripholders who maintain joint Securities Accounts should fill in their joint Securities Account number here.
++ Applicable to joint Entitled Scripholders who maintain separate Securities Accounts.

         INSTRUCTIONS ON HOW TO COMPLETE THE EXCESS NEW ORDINARY SHARES
                           APPLICATION FORM (FORM E)

AVAILABILITY
FORM E should be completed if you wish to apply for New Ordinary Shares in excess of those provisionally allotted to you ("Excess New Ordinary Shares"). IT IS NOT TRANSFERABLE AND MAY ONLY BE USED BY THE PERSON(S) NAMED ON IT.

The Excess New Ordinary Shares are available subject to the terms and conditions contained in the PAL (including this Excess New Ordinary Shares Application
Form), the Document and (if applicable) the Memorandum and Articles of Association of the Company. Applications for Excess New Ordinary Shares will be entertained for such New Ordinary Shares as are not validly taken up by the original allottee(s) or their renouncee(s) together with those from the aggregated fractional entitlements and any New Ordinary Shares which are otherwise not allotted for any reason (if any). In the event of applications being received for more Excess New Ordinary Shares than are available, the Excess New Ordinary Shares available will be allotted in such manner as the Directors may, in their absolute discretion, deem fit. The Company reserves the right to refuse any application for Excess New Ordinary Shares, whether in whole or in part, without assigning any reason whatsoever. In the event that the number of Excess New Ordinary Shares allotted to you is less than the number applied for, you shall be deemed to have accepted the number of Excess New Ordinary Shares actually allotted to you.

REMITTANCE AND DELIVERY
FORM E, when completed, should be sent together with a SEPARATE REMITTANCE for the Excess New Ordinary Shares to:

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            c/o The Share Registrar
                         M & C Services Private Limited
                            138 Robinson Road #17-00
                              The Corporate Office
                                Singapore 068906

so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002.

Your remittance must be made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore for the full amount payable for the number of Excess New Ordinary Shares applied for at the price of S$1.00 for each New Ordinary Share and made payable to "CHARTERED SEMICONDUCTOR MANUFACTURING LTD - RIGHTS OFFERING ACCOUNT" and crossed "NOT NEGOTIABLE, A/C PAYEE ONLY". Your name and address must be clearly written in block letters on the reverse side. This remittance must be made separately and not aggregated with the remittance made in respect of your acceptance of the New Ordinary Shares provisionally allotted to you. Applications accompanied by ANY OTHER FORM OF PAYMENT (INCLUDING POSTAL ORDERS OR MONEY ORDERS ISSUED BY A POST OFFICE IN SINGAPORE) WILL NOT BE ACCEPTED.

FORM E must be returned with the PAL to Chartered Semiconductor Manufacturing Ltd, c/o The Share Registrar, M & C Services Private Limited, 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906.

CREDIT TO SECURITIES ACCOUNT AND RETURN OF REMITTANCE OR REFUND OF SURPLUS APPLICATION MONEYS

No receipt or acknowledgement will be issued for any application or payment received. If applicable, New Ordinary Share certificates for the Excess New Ordinary Shares allotted to you and which are to be credited to your Securities Account will be registered in the name of THE CENTRAL DEPOSITORY (PTE) LIMITED ("CDP") or its nominee and forwarded to CDP. Your Securities Account with CDP will be credited by CDP with the Excess New Ordinary Shares that are allotted to you, if any, as soon as possible from the last date for excess new ordinary shares application and payment. Before the listing of the New Ordinary Shares, CDP will send to you, by ordinary post and at your own risk, a notification letter showing the number of New Ordinary Shares credited to your Securities Account. If you fail to fill in your Securities Account number and/or National Registration Identity Card ("NRIC")/Passport number (for individuals) or Registration number (for corporations) in this FORM E, or if an incorrect or invalid Securities Account number and/or NRIC/Passport number (for individuals) or Registration number (for corporations) are provided, or if your particulars as provided in this FORM E (including the name(s) of the applicant(s)) differ from those particulars in your Securities Account currently maintained with CDP, you will be issued physical New Ordinary Share certificates in your own name for the Excess New Ordinary Shares allotted to you. Such certificates will be forwarded to you by ordinary post at your own risk, not later than 10 Market Days after October 7, 2002. PHYSICAL NEW ORDINARY SHARE CERTIFICATES, IF ISSUED, WILL NOT BE VALID FOR DELIVERY PURSUANT TO TRADES DONE ON THE SINGAPORE EXCHANGE, ALTHOUGH THEY WILL CONTINUE TO BE PRIMA FACIE EVIDENCE OF LEGAL TITLE.

If no Excess New Ordinary Shares are allotted to you, your remittance submitted on application for Excess New Ordinary Shares will be returned to you. If the number of Excess New Ordinary Shares allotted to you is less than that applied for, the surplus application moneys will be refunded to you. These amounts will be returned or refunded, without interest or any share of revenue or other benefit arising therefrom, within 14 days after the expiration date of the Ordinary Share subscription period on October 7, 2002. In determining the amount of surplus application moneys to be refunded, the aggregate amount payable for the Excess New Ordinary Shares allotted to you will be rounded upwards to the nearest cent. All moneys and documents to be sent to you shall be sent by ordinary post and at your own risk.

GENERAL INSTRUCTIONS

1. Where applicable, all joint Entitled Scripholders must sign FORM E. To facilitate scripless trading, joint Entitled Scripholders should maintain a joint Securities Account with CDP or each Entitled Scripholder should open and maintain a Securities Account with CDP in his own name. Joint Entitled Scripholders are required either to provide their joint Securities Account number or, if they wish to maintain separate Securities Accounts, to indicate the number of Excess New Ordinary Shares to be credited to each individual joint Entitled Scripholder's designated Securities Account. Where, pursuant to any application for Excess New Ordinary Shares, existing joint Entitled Scripholders are allotted less Excess New Ordinary Shares than that applied for and the Excess New Ordinary Shares are to be credited to each individual joint Entitled Scripholder's designated Securities Account, the existing joint Entitled Scripholders shall be deemed to have authorised the Company to allot to each individual joint Entitled Scripholder such number of Excess New Ordinary Shares as closely proportionate as possible to the number of New Ordinary Shares indicated by the joint Entitled Scripholders in FORM E. In the absence of such indication, the Directors may, at their absolute discretion, allot such numbers of Excess New Ordinary Shares to the Securities Account of the joint Entitled Scripholder whose name stands first in the Register of Members or issue physical New Ordinary Share certificate(s) in the names of the joint Entitled Scripholders. Entitled Scripholders must fill in their Securities Account numbers and NRIC/Passport numbers (for individuals) or Registration numbers (for corporations) in this Excess New Ordinary Shares Application Form. Existing joint Entitled Scripholders who fail to comply with these instructions and Entitled Scripholders who fail to fill in their Securities Account numbers and/or NRIC/Passport numbers (for individuals) or Registration numbers (for corporations), or who provide incorrect or invalid Securities Account numbers and/or NRIC/Passport numbers (for individuals) or Registration numbers (for corporations), in this Excess New Ordinary Shares Application Form, or whose particulars as provided in this FORM E (including the name(s) of the applicant(s)) differ from those particulars in their Securities Account currently maintained with CDP, will be issued physical New Ordinary Share certificates in their own names which will be forwarded to them by ordinary post at their own risk for the Excess New Ordinary Shares that are allotted to them. Physical New Ordinary Share certificates, if issued, will not be valid for delivery pursuant to trades done on the Singapore Exchange, although they will continue to be prima facie evidence of legal title.

2. In the case of a corporation, this FORM E must be executed under its Common Seal in accordance with its Memorandum and Articles of Association, if applicable, and the name(s) and capacity(ies) of the official(s) signing must be clearly stated.

3. The lodgement of FORM E, completed and purported to be signed by the person(s) in whose name(s) it was issued, shall be conclusive evidence in favour of the Company of the title of the person(s) lodging it or on whose behalf it is lodged to deal with the same and to have the Excess New Ordinary Shares allotted to him/them to be credited to his/their Securities Account(s) and/or to receive New Ordinary Share certificate(s) and/or any statement from CDP and/or the return of remittance and/or the refund of surplus application moneys.

4.     Please write clearly in English, using block letters.

5. Applications which do not strictly conform to these instructions or which are illegible may be rejected. Applications accompanied by remittances improperly drawn may also be rejected.

6.     For the avoidance of doubt, please note that:
       (a) all applications for Excess New Ordinary Shares are accepted by the Company solely by the allotment and issue of the relevant New Ordinary Shares and not otherwise, notwithstanding your remittance for payment being presented by or on behalf of the Company; and

       (b) any interest or share of revenue on other benefit accruing on or arising from or in connection with any application moneys, shall be for the benefit of the Company and neither the Company nor Merrill Lynch (Singapore) Pte. Ltd. ("Merrill Lynch") shall be under any obligation to account for such interest or share of revenue or other benefit to you or any other person.

7. By completing and delivering an Excess New Ordinary Shares Application Form and in consideration of the Company issuing and distributing this Excess New Ordinary Shares Application Form to you, you agree that:

       (a) your application for Excess New Ordinary Shares shall be irrevocable (whether or not, to the extent permitted by law, any supplementary document or replacement document to the Document is issued or lodged with the MAS);

       (b) your remittance will be honoured on first presentation and that any moneys returnable may be held pending clearance of your payment and will not bear interest or enjoy any share of revenue or other benefit;

       (c) the contracts arising from your application for Excess New Ordinary Shares shall be governed by and construed in accordance with Singapore law and that you irrevocably submit to the non-exclusive jurisdiction of the Singapore courts;

       (d) any interest, share of revenue or other benefit accruing on or arising from or in connection with any application moneys shall be for the benefit of the Company and neither the Company nor Merrill Lynch shall be under any obligation to account for such interest, share of revenue or other benefit arising therefrom to you or any other person;

       (e) in the event that your application is invalid, presentation of your remittance for payment by or on behalf of the Company shall not constitute, or be construed as, an affirmation of such invalid application;

       (f) all applications for Excess New Ordinary Shares are accepted by the Company solely by the allotment and issue of the relevant New Ordinary Shares and not otherwise, notwithstanding any Cashier's Order or Banker's Draft being presented for payment by or on behalf of the Company;

       (g) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after your application for Excess New Ordinary Shares; and

       (h) in applying for Excess New Ordinary Shares, reliance is placed solely on the information contained in the Document and that none of the Company, Merrill Lynch or any other person involved in the Rights Offering shall have any liability for any information not so contained.

8. Your attention is drawn to those provisions of Part VIII of the Securities and Futures Act 2001, No. 42 of 2001 of Singapore and The Singapore Code on Take-overs and Mergers (as revised with effect from January 1, 2002) which may be applicable to an acquisition of Shares. You should consider the implications of those provisions before you apply for the Excess New Ordinary Shares under FORM E.

9. Unless expressly provided to the contrary in this PAL, a person who is not a party to this PAL and the Document has no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

10. This PAL constitutes a warrant under U.S. law and represents your right to subscribe for New Ordinary Shares pursuant to the Rights Offering.

11. Capitalised terms used in this PAL and defined in the Document or instructions booklet for participation in the Rights Offering of New Ordinary Shares, forming part of the Document (the "Instructions"), unless otherwise stated, shall bear the meanings assigned to them in the Document or the Instructions, as the case may be.

12. References in this PAL to application for excess New Ordinary Shares shall have the same meaning as the references to the subscription for new ordinary shares pursuant to secondary ordinary share rights in the Document.

                                                                          Page 8